Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Successor							Predecessor
	Six months ended June 30		Year ended December 31,
	2017	2016	2016	2015	2014	2013	Period from November 17, through December 31, 2012	Period from January 1, through November 16, 2012
Fixed Charges:
Interest expense	$108,639	92,865	$197,965	$161,339	$147,511	$114,476	$12,645	$106,620
Capitalized interest	—	—	—	—	—	—	—	—
Portion of rental expense which represents interest factor (1)	2,743	2,653	5,318	5,047	3,624	2,028	217	1,649

Total Fixed Charges	111,382	95,518	203,283	166,386	151,135	116,504	12,862	108,269
Earnings Available for Fixed Charges:
Pretax loss from continuing operations	(165,722)	(134,143)	(275,890)	(278,756)	(238,146)	(120,921)	(41,005)	(149,674)
Distributed equity income of affiliated companies	—	—	—	—	—	—	216	6
Add: Fixed Charges	111,382	95,518	203,283	166,386	151,135	116,504	12,862	108,269

Total earnings available for fixed charges	$(54,340)	(38,625)	$(72,607)	$(112,370)	$(87,011)	$(4,417)	$(27,927)	$(41,399)

Earnings for the period were insufficient to cover fixed charges by the following amounts:	$(165,722)	(134,413)	(275,890)	(278,756)	(238,146)	(120,921)	(40,789)	(149,668)

Ratio of earnings to fixed charges (2)	NM	NM	NM	NM	NM	NM	NM	NM

(1)	Represents the portion of rental expense deemed to be attributable to interest
(2)	NM - Not meaningful